FORM 11 - K



              SECURITIES & EXCHANGE COMMISSION
                   WASHINGTON, D. C. 20549



   (Mark One)
     [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                          [FEE REQUIRED]

             For the fiscal year ended December 31, 1993

                             OR

     [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934
                           [NO FEE REQUIRED]


       For the transition period from.......to.......


                Commission file number 1-1228




             Employee Investment Plan of Stone & Webster,
             Incorporated and Participating Subsidiaries

                  (Full title of the Plan)




                Stone & Webster, Incorporated
         250 West 34th Street, New York, N.Y.  10119
                      (212) 290-7500

             (Name of issuer of the securities held
             pursuant to the Plan and the address of its principal executive office)

   Form 11-K                 Employee Investment Plan of
   for the year ended        Stone & Webster, Incorporated
   December 31, 1993         and Participting Subsidiaries



                    REQUIRED INFORMATION

             The balance sheets of the Plan as of
   December 31, 1993 and 1992, and the related statement of income and changes in plan equity and supplemental schedules for the year ended December 31, 1993, together with the Report and Consent of Independent
   Accountants, are attached and filed herewith.


                          SIGNATURE

             Pursuant to the requirements of the
   Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

             EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER,
             INCORPORATED AND PARTICIPATING SUBSIDIARIES

             By /s/ J. A. SKIDMORE
             -----------------------------------------
             J. A. Skidmore
             Secretary of the Committee under the Plan


   Date:  June 23, 1994

   Form 11-K                 Employee Investment Plan of
   for the year ended        Stone & Webster, Incorporated
   December 31, 1993         and Participting Subsidiaries


                  EMPLOYEE INVESTMENT PLAN
               of STONE & WEBSTER,INCORPORATED
               and PARTICIPATING SUBSIDIARIES

               INDEX OF FINANCIAL STATEMENTS
                 and SUPPLEMENTAL SCHEDULES


                                                Pages

   Report of Independent Accountants             4

   Consent of Independent Accountants            5

   Financial Statements:
     Statement of income and changes
       in plan equity for the year
       ended December 31, 1993                   6

     Balance sheet as of December 31, 1993       7

     Balance sheet as of December 31, 1992       8

     Notes to financial statements               9-14

   Supplemental Schedules:
     Schedule of assets held for
       investment purposes at
       December 31, 1993 (Form 5500, Item 27a)  15-36

     Schedule of reportable transactions
       for the year ended December 31, 1993
        (Form 5500, Item 27d)                   37


   [Note:  The Financial Statements and Supplemental
   Schedules will be filed with the Securities and Exchange Commission under Form SE pursuant to
   Regulation S-T, Item 311(c).]

   COOPERS                  certified public accountants
   & LYBRAND

              REPORT OF INDEPENDENT ACCOUNTANTS
                          ________

   To the Committee under the
     Employee Investment Plan of Stone & Webster,
     Incorporated and Participating Subsidiaries:

   We have audited the balance sheets of the Employee
   Investment Plan of Stone & Webster, Incorporated and
   Participating Subsidiaries as of December 31, 1993 and
   1992, and the related statement of income and changes in plan equity for the year ended December 31, 1993.
   These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Investment Plan of Stone & Webster, Incorporated and Participating
   Subsidiaries as of December 31, 1993 and 1992, and the results of its operations and changes in its plan equity for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index on page 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
   Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                 COOPERS & LYBRAND

   New York, New York
   April 29, 1994

   COOPERS
   & LYBRAND                certified public accountants


             CONSENT OF INDEPENDENT ACCOUNTANTS

                          ________


   We consent to the incorporation by reference in the Registration Statement of Stone & Webster,
   Incorporated and Participating Subsidiaries on Form S-
   8 (File No. 33-23594) of our report dated April 29,
   1994, on our audits of the balance sheets of the Employee Investment Plan of Stone & Webster,
   Incorporated and Participating Subsidiaries as of December 31, 1993 and 1992, and the related statement of income and changes in plan equity and supplemental schedules for the year ended December 31, 1993, which report is included in this Annual Report on Form 11-K for the year ended December 31, 1993.


                                 COOPERS & LYBRAND


   New York, New York
   June 13, 1994